SPECIAL SHAREHOLDER MEETING RESULTS (Unaudited)

A Special Meeting of Shareholders of Schwab Capital
Trust (the "Trust") was held on April 28, 2017, for the purpose of seeking shareholder approval to approve an Amended and Restated Investment Advisory and
Administration Agreement between Charles Schwab
Investment Management, Inc. and the Trust, on behalf of Schwab Fundamental Global Real Estate Index Fund.
The number of votes necessary to conduct the Special
Meeting for the fund and approve the proposal was not obtained and the Special Meeting of Shareholders was adjourned to May 30, 3017. The results of the shareholder vote are listed below:

Proposal To approve the Proposed Advisory Agreement on behalf of each of the following funds:
For
Against
Abstain

Schwab Fundamental Global Real Estate Index Fund
3,410,884.018
77,527.113
101,253.987